FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 11, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ Bouwfonds becomes wholly-owned subsidiary of ABN AMRO”, dated January 5, 2005.
2.	Press release entitled “ABN AMRO rebrands Standard Federal unit to LaSalle Bank”, dated February 11, 2005.
3.	Press release on CONSOB, no title, dated March 9, 2005.
4.	Press release entitled “ABN AMRO reaches agreement to settle WorldCom class action litigation”, dated March 10, 2005.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: March 11, 2005	By:	/s/ H.W. Nagtglas Versteeg

		Name:	H.W. Nagtglas Versteeg
		Title:	Secretary to the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Item 1

Amsterdam, 5 January 2005

Bouwfonds becomes wholly-owned subsidiary of ABN AMRO

ABN AMRO has acquired the final 25% of Bouwfonds shares that were still held by Dutch municipal authorities. ABN AMRO consequently now owns all Bouwfonds shares and the company will become a wholly-owned ABN AMRO subsidiary. ABN AMRO has also decided to exercise its right, on 1 April 2005, to acquire the Bouwfonds cumulative preference shares issued to Dutch municipal authorities and Bank Nederlandse Gemeenten. On that date, ABN AMRO will gain full legal control of Bouwfonds, in addition to the economic interest acquired in 2000.

Bouwfonds’ activities were combined with ABN AMRO’s property activities into a new company, ABN AMRO Bouwfonds Nederlandse Gemeenten NV, at the end of 1999. Since January 2000, ABN AMRO has been economic owner of Bouwfonds and is entitled to dividends. It was agreed at the time of the acquisition that, via the cumulative preference shares, the Dutch municipal authorities would retain a legal majority interest in Bouwfonds until 2005. ABN AMRO had the right to acquire these cumulative preference shares by exercising its call option as from 31 December 2004.

Press contacts:
ABN AMRO	+31 20 6288900
Bouwfonds	+31 33 2539369

Item 2

Amsterdam/Chicago, February 11 2005

ABN AMRO rebrands Standard Federal unit to LaSalle Bank

ABN AMRO’s U.S. subsidiary LaSalle Bank Corporation announces today that it will change the brand name of its Michigan-based unit Standard Federal Bank to LaSalle Bank Midwest later this year. The move is designed to align the Michigan market to LaSalle’s strong brand name in the U.S. Midwest and to create a unified presence for the bank across its entire U.S. footprint.

LaSalle Bank Corporation is headquartered in Chicago. Its primary subsidiaries are LaSalle Bank and Standard Federal Bank.

In 2003, LaSalle Bank and Standard Federal adopted ABN AMRO’s green and yellow shield as the common feature for their brands. It is used in combination with the local names. The rebranding announced today follows the launch on Monday of ABN AMRO’s global tagline, “Making more possible”, for all the Group’s subsidiaries. The global tagline communicates ABN AMRO’s offering of integrated financial products and services that help our customers to achieve their goals and ambitions.

The move is a unification of brands and not a merger between the two banks.

LaSalle Bank is based in Chicago with $63.7 billion in assets, $37.7 billion in deposits, more than 140 retail locations and 500 ATMs. LaSalle Bank is the second largest bank in Chicago. Subsidiaries include LaSalle National Leasing Corporation, LaSalle Business Credit, LLC and ABN AMRO Financial Services, Inc.

Standard Federal Bank is headquartered in Troy, Mich. with $39.1 billion in assets and $20.2 billion in deposits. One of the largest banks in the Midwest and largest in Michigan, Standard Federal offers a complete range of investment, commercial and retail banking solutions through 261 branches and more than 1,100 ATMs in Michigan and Indiana.

Press contacts: +31 20 6288900

Item 3

Amsterdam, March 9 2005

During a meeting today with CONSOB, ABN AMRO confirmed that, considering the non-renewal of the Syndicate Pact, it is prepared to consider all alternatives to defend its interests and the interests of Banca AntonVeneta’s shareholders and clients.

Item 4

Amsterdam, 10 March 2005

ABN AMRO reaches agreement to settle WorldCom class action litigation

ABN AMRO announces today that it has reached an agreement to settle a class action litigation filed by purchasers of securities in WorldCom, Inc in the US District Court for the Southern District of New York. (Master File 02 CIV.3288)

Under the settlement, ABN AMRO will make a payment of USD 278 million to the settlement class, which includes those class members who purchased or otherwise acquired debt securities issued by WorldCom in connection with an offering in 2001.

In deciding to reach a settlement, ABN AMRO makes no admission of wrongdoing or liability. ABN AMRO believes that it is in the company’s interest to resolve the claims and put an end to the uncertainties and distraction of protracted litigation.

Press contacts: +31 20 6288900